Exhibit 11.2

CONSENT OF INDEPENDENT AUDITOR

I, HUI Kwok Fai hereby grants Mak Don Don Inc. permission to use my Independent Auditor’s Report dated October 22, 2025 relating to the balance sheet of Mak Don Don Inc. as of July 31, 2025, and the related statements of income and comprehensive income, stockholders’ equity, and cash flows for the period from June 27, 2025 to then ended, and the related notes to the financial statements for its Regulation A offering..

HUI Kwok Fai

Hong Kong

October 24, 2025